

April 25, 2012

<u>Via E-mail</u>
Robert J. Stewart
Chief Financial Officer
Ark Restaurant Corp.
85 Fifth Avenue
New York, New York 10003

    Re: **Ark Restaurant Corp.**
          Form 10-K for the Fiscal Year Ended October 1, 2011
          Filed December 30, 2011
          File No. 001-09453

Dear Mr. Stewart:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ David R. Humphrey

          David R. Humphrey
          Accounting Branch Chief